Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I am a Director on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a work of art by the British Op Art painter, Bridget Riley. In 2021, Riley’s total auction turnover was over $17 million, ranking her 124th among all artists.

To provide investment quality paintings by the artist, our acquisitions team has reviewed approximately 70 examples of Riley’s works from around the world, many of which are priced in excess of $2 million. Of these examples, this is the fifth painting by the artist that we have selected to be offered on the Masterworks platform.

The current offering is titled “xAxrxcxaxnxex” and was executed in 1972. The Painting is an example of Riley’s ongoing use of line and color to explore optical perception of vibration and movement. In addition to its extensive exhibition history, the Painting was formerly owned by the late Paul Allen, whose art collection recently set the record as the most valuable private collection to sell at auction, surpassing more than $1.6 billion.

As of November 2022, works executed in the 1970s, such as the Painting, account for four of the artist’s top ten auction records, all of which were set within the last two years. These are led by “Gala” (1974), which is larger than the Painting and sold for $5.7 million at Christie’s, London in March of 2022, “Zing 2” (1971), which is also larger than the Painting and sold for $4.5 million at Christie’s, London in June of 2021, and “Halcyon 2” (1972), which was executed in the same year and size as the Painting, and sold for $3.5 million at Christie’s, London in October of 2021.

Between February 1992 to June 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 17.9%.